Exhibit 99.1

PERDIGÃO S. A.

CNPJ Nº 01.838.723/0001-27

Public Company

MINUTES OF THE 24th/2004 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: June 20, 2005, at 12:00 p.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolute majority of the Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Interests over Company Capital: The Board approved, jointly with the fiscal council, the payment of R$ 46,500,000.00, corresponding to R$ 1.04473514 per share, as interest over Company Capital, with holding tax of 15%, exception made to the income tax exempt. The right will be created for shareholders on June 30, 2005 and the payment will be on August 31, 2005. TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Luis Carlos Fernandes Afonso; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Wilson Carlos Duarte Delfino; Marcos Antonio Carvalho Gomes; Cláudio Salgueiro Garcia Munhoz. (I do hereby certify that the present is a summary of the original minute transcribed in the Book nº 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 131).

NEY ANTONIO FLORES SCHWARTZ

Secretary